

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2015

Haiyun Zhuang
Chief Financial Officer
Yasheng Group
805 Veterans Boulevard #228
Redwood City, CA 94063

> **Re: Yasheng Group**
> **Amendment No. 1 to Schedule 14C**
> **Filed November 16, 2015**
> **File No. 000-31899**

Dear Mr. Zhuang:

We have reviewed your November 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2015 letter.

General

1. We note your response to our prior comment 2 indicating that no federal or state regulatory authorities are required to approve the transaction, but we are unable to locate where such disclosure has been included in the revised information statement. Please include a statement as to whether any federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction. Refer to Item 14(b)(5) of Schedule 14A.

Background of Swap Transaction, page 11

2. We note your response to our prior comment 5 indicating that an 8-K was not filed because until the swap is accomplished, the transaction is not complete. Please note that Item 1.01 of Form 8-K requires the filing of an 8-K when a company has "entered" into a material definitive agreement not made in the ordinary course of business. A material

definitive agreement means an agreement that provides for obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement. Please provide us with your analysis regarding whether an Item 1.01 Form 8-K was required when the Board of Directors took action by written consent and approved the swap transaction on August 18, 2015.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3611 if you have questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure